UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Graham, John G.
   65 Dickinson Road
   Basking Ridge, NJ  07920
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0|01/04/|A   | |304(1)            |A  |-          |2,004(2)           |D     |-                          |
1 per share                |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time-based options (Ri|$8.7125 |-    |-   |-|- -        |A,D|(3)  |09/18|Common Stock|1,463  |-      |1,463       |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Time-based options (Ri|$49.313 |01/04|A   |V|1,000 -    |A,D|(4)  |01/04|Common Stock|1,000  |-      |1,000       |D  |-           |
ght to buy)           |        |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Represents shares of restricted stock granted as the non-cash portion of the reporting person's 2000 director's fee (the "2000 Fee Shares").
The 2000 Fee Shares vest with respect to one-third of the total number of shares on January 4, 2001, and the remainder will vest on each of January
4, 2002 and January 4, 2003 to the extent of one-third of the total number of shares. The 2000 Fee Shares are subject to early vesting if shares of
Viatel Common Stock are trading at or above $60.00 for twenty (20) consecutive business days.
(2) Of the total amount of securities beneficially owned, 700 shares are of restricted stock granted as the non-cash portion of the reporting person's 1999 director's fee (the "1999 Fee Shares"). The 1999 Fee Shares vested with respect to one-third of the total number of shares on January 1, 2000, and the remainder will vest on each of January 1, 2001 and January 1, 2002, to the extent of one-third of the total number of shares. The 1999 Fee
Shares are subject to early vesting if shares of Viatel Common Stock are trading at or above $60.00 for twenty (20) consecutive business days.
(3)  These options are fully
vested.
(4) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on January 4, 2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
SIGNATURE OF REPORTING PERSON
/s/ John G. Graham
DATE
February 8, 2000